IN ACCORDANCE WITH RULE 202 OF REGULATION S-T
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.



02017242

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.

SEP 1 3 2002

1086

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

IndyMac MBS, Inc.	0001090295
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)

Form 8-K for September 13, 2002	333-82831
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED

SEP 1 7 2002

P THOMSON FINANCIAL

NY1 5253032v2

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on _September 13_, 2002.

IndyMac MBS, INC.

By: _____
Blair Abernathy
Executive Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

<u>Exhibit 99.1</u>

COMPUTATIONAL MATERIALS
PREPARED BY BEAR, STEARNS & CO. INC.

for

IndyMac MBS, INC.

Mortgage Pass-Through Certificates, Series 2002-K

4

New Issue Computational Materials

$400,000,000

Residential Asset Securitization Trust 2002-A11
Issuer

IndyMac MBS, Inc.
Depositor

 **IndyMac Bank®**

Seller and Master Servicer

August 15, 2002
(Revised September 12, 2002)

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities s hould b e t ested a s a ssumptions d ifferent f rom t hose i ncluded i n t he I nformation. T he a ssumptions u nderlying t he Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment d ecision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a b id b y a ny p erson f or a ny s ecurity, (c) may n ot c onstitute p rices a t w hich t he securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any t ransaction in s ecurities w hich m ay b e m ade o nly b y p rospectus w hen required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c)

Class	Original Principal Balance	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Lockout/ Window (mos.)	Expected Final Dist. Date	Final Scheduled Dist. Date	Expected Ratings (Mdy's/S&P)
A-1	$128,244,000	32.06%	Floater (d)	1.00	0 / 21	6/25/04	11/25/19	Aaa/AAA
A-2	62,191,000	15.55%	Fixed (d)	2.19	20 / 12	5/25/05	12/25/23	Aaa/AAA
A-3	115,000,000	28.75%	Fixed (d)	3.99	31 / 39	7/25/08	11/25/29	Aaa/AAA
A-4	41,862,000	10.47%	Fixed (d)	7.00	69 / 32	2/25/11	7/25/31	Aaa/AAA
A-5	32,703,000	8.18%	Fixed (d)(e)	8.44	100 / 1	2/25/11	9/25/32	Aaa/AAA
A-IO	(g)	(g)	(f)	1.00 (h)	N/A	3/25/05	3/25/05	Aaa/AAA
M-1	11,000,000	2.75%	Fixed (d)(e)	5.64	36 / 65	2/25/11	9/25/32	Aa2/AA
M-2	6,000,000	1.50%	Fixed (d)(e)	5.64	36 / 65	2/25/11	9/25/32	A2/A
B	3,000,000	0.75%	Fixed (d)(e)	5.64	36 / 65	2/25/11	9/25/32	Baa2/BBB
Total	$400,000,000	100.00%						

Notes:
(a) The principal balance of each Class of Certificates is subject to a 5% variance.
(b) Prepayment Pricing Speed Assumption: 120% PPC (7.20% CPR month 1 building to 24.00% CPR by month 12, and remaining constant at 24.00% CPR thereafter.)
(c) The Certificates will be priced to a 10% cleanup call.
(d) Subject to a net wac cap rate equal to (1) until the Distribution Date in March 2005, the weighted average of the net mortgage interest rates on the mortgage loans adjusted for the interest payable on the Class A-IO Certificates and (2) thereafter, the weighted average of the net mortgage rates on the mortgage loans.
(e) The initial pass-through rate is subject to an increase of 0.50% per annum on the first Distribution Date after the first possible optional termination date.
(f) Subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The pass-through rate for the Class A-IO Certificates will be 2.50% per annum. The Class A-IO will only be entitled to receive interest on their notional amount for the first thirty Distribution Dates.
(g) The Class A-IO Certificates will not have a class certificate balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The notional amount of the Class A-IO Certificates will be as follows: the lesser of (a) for each accrual period for each distribution date through September 2003, $[50,000,000]; for each accrual period for each distribution date thereafter through March 2004 $[32,500,000]; for each accrual period for each distribution date thereafter through September 2004 $[22,500,000]; and for each accrual period for each distribution date thereafter through March 2005 $[16,500,000]; and for each accrual period for each distribution date thereafter, $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).
(h) Duration.

THE COLLATERAL

- Conventional, one- to four-family, fixed-rate mortgage loans secured by first liens on residential mortgage properties.
- The collateral information presented herein is based on the 'Statistical Calculation Date' as of August 1, 2002. The actual pool balance as of the Closing Date will be equal to approximately $400,000,000.
- A portion of the mortgage loans may be pre-funded for up to 90 days from the Closing Date, as set forth in the Prospectus Supplement.

HIGHLIGHTS FROM PRIOR RAST TRANSACTIONS

- Net Rate Carryover Shortfalls on the Class A, Class M and Class B Certificates will be covered by excess spread otherwise payable to the holder of the Class C Certificates, with interest thereon.

- The holders of the Class A-1 Certificates will be entitled to payments of interest arising from a yield maintenance agreement (i.e., a LIBOR cap contract) with a strike rate equal to [6.30]% and a notional balance equal to the lesser (a) the aggregate principal balance of the Class A-1 Certificates and (b) the scheduled Class A-1 Certificate Balance based on a 75% PPC.

THE STRUCTURE

Class A-1 through A-5 Certificates (the "Certificates")
The Class A-1, A-2, A-3, A-4, and A-5 Certificates will receive principal sequentially, in that order.

Class A-IO Certificates
The Class A-IO Certificates will not have a class certificate balance and will not be entitled to distributions of principal. The Class A-IO Certificates will accrue interest on their notional amount. The notional amount of the Class A-IO Certificates will be as set forth in footnote (g) on page 1. The coupon on the Class A-IO Certificates will be 2.50% per annum for the first 30 Distribution Dates; and, thereafter, 0.00% per annum.

Class M Certificates
The Class M Certificates will be issued as fixed rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates.

Class B Certificates
The Class B Certificates will be issued as fixed rate subordinate securities. The Class B Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Summary of Terms

Depositor:	IndyMac MBS, Inc.
Seller and Master Servicer:	IndyMac Bank, F.S.B.
Underwriter:	Bear, Stearns & Co. Inc.
Trustee:	Bankers Trust Company of California, N.A.
Statistical Calculation Date:	August 1, 2002
Cut-off Date:	September 1, 2002
Closing Date:	On or about September 17, 2002
Distribution Date:	25th day of each month (or the next business day), commencing October 2002.

Prepayment Period: With respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs.

Pass Through Rates: The pass-through rate for the Class A-1 Certificates will be equal to One-Month LIBOR plus the related margin (the "Formula Rate"), subject to the Net WAC Cap Rate (adjusted in the case of the Net WAC Rate, to an effective rate reflecting the accrual of interest calculated on the basis of a 360 day year and the actual number of days elapsed during the related Accrual Period.)

The pass-through rate for the Class A-2, A-3, A-4, A-5, M-1, M-2, and B Certificates will be equal to a fixed rate, subject to the Net WAC Cap Rate.

Interest Payments: On each Distribution Date, holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "Accrual Period" for the Certificates, other than the Class A-1 Certificates, will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The trustee will calculate interest on the Certificates, other than the Class A-1 Certificates, based on a 360-day year that consists of twelve 30-day months. The accrual period for the Class A-1 Certificates will be the period commencing on the immediately preceding Distribution Date (or in the case of the first such accrual period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date based on the actual number of days elapsed and a 360-day year.

Principal Payments: The Certificates will receive payments of principal in the following order: to Class A-1, until paid in full; to Class A-2, until paid in full; to Class A-3, until paid in full; to Class A-4, until paid in full; then to Class A-5, until paid in full. The Class M and B Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M and Class B Certificates as described under the "Priority of Payments."

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of Certificates on or before the date of determination.

Class Certificate Balance: With respect to any offered Certificate (other than the Class A-IO Certificates) as of any date of determination, the original Class Certificate Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered Certificates and (b) in the case of any Class M or Class B Certificates, any reductions in the Class Certificate Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date, the excess of (i) the Principal Remittance Amount for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;

2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement during the preceding calendar month; and

3) the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Monthly Interest Distributable Amount: For any Distribution Date and each class of offered Certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Class Certificate Balance or Notional Amount of such Class immediately prior to such Distribution Date, in each case, reduced by any net prepayment interest shortfalls allocated to such class and shortfalls resulting from the application of the Relief Act (allocated to each certificate based on its respective entitlements to interest irrespective of any prepayment interest shortfalls on the mortgage loans resulting from the application of the Relief Act for such Distribution Date).

Unpaid Interest Shortfall Amount:	For each of the offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such Class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such Class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such Class on such preceding Distribution Date, to the extent permitted by law, at the pass-through rate for such Class for the related Accrual Period.
Net Rate Carryover Shortfalls:	With respect to the Class A, Class M and Class B Certificates, other than the Class A-IO Certificates, and any Distribution Date, the sum of (A) the positive excess of (i) the amount of interest that would have been payable to such Class of Certificates on such Distribution Date if the Pass-Through Rate for such Class for such Distribution Date were calculated at the related Pass-Through Rate (or at the Formula Rate, for the Class A-1 Certificates) over (ii) the amount of interest payable on such Class of Certificates at the Net WAC Rate for such Distribution Date and (B) the related Net WAC Rate Carryover Shortfall from the Distribution Date not previously paid, together with interest thereon at a rate equal to the related Pass-Through Rate (or at the Formula Rate, for the Class A-1 Certificates) for such Distribution Date.
Net Monthly Excess Cashflow:	For any Distribution Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the available funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the offered Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A and Class A-IO Certificates and (C) the Principal Remittance Amount.
P&I Advances:	The Master Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Master Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses.
Adjusted Net Mortgage Rate:	On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Servicing Fee Rate and (2) the Trustee's Fee Rate.

Net WAC Cap Rate:	(A) for the October 2002 Distribution Date through the March 2005 Distribution Date, a per annum rate equal to (1) the weighted average of the adjusted net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs (adjusted in the case of the related Net WAC Cap Rate applicable to the Class A-1 Certificates, to an effective rate reflecting the accrual of interest on the basis of a 360-day year and the actual number of days elapsed during the related Accrual Period) minus (2) the Pass-Through Rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs.
Notional Amount:	The notional amount of the Class A-IO Certificates will be as follows: The lesser of (a) for each accrual period for each distribution date through September 2003, $[50,000,000]; for each accrual period for each distribution date thereafter through March 2004 $[32,500,000]; for each accrual period for each distribution date thereafter through September 2004 $[22,500,000]; and for each accrual period for each distribution date thereafter through March 2005 $[16,500,000]; and for each accrual period for each distribution date thereafter, $0 and (b) the then aggregate principal balance of the mortgage loans (prior to giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).
Yield Maintenance Agreement:	The Issuer will benefit from a series of interest rate cap payments from a AAA/Aaa (S&P/Moody's) rated interest rate cap provider pursuant to a yield maintenance agreement, which is intended to partially mitigate the interest rate risk that could result from the difference between the formula rate on the Class A-1 Certificates and the Net WAC Rate (the "Yield Maintenance Agreements").
	On each Distribution Date, payments under the Yield Maintenance Agreement will be made based on an amount equal to the lesser of (a) the aggregate principal balance of the Class A-1 Certificates as of such Distribution Date and (b) the notional amount of the Class A-1 Certificates based on an amortization schedule applying 75% PPC (ie, 75% of the pricing speed assumption) through March 2005 (assuming no losses or delinquencies), and zero thereafter. It is anticipated that the Yield Maintenance Agreement will include the following terms:

NOTIONAL BALANCE	STRIKE RATE	MONTHS
Class A-1 @ 75% PPC	6.30%	1-30

Priority of Payments:

Interest Distributions

1) To the holders of the Class A-IO Certificates, the Monthly Interest Distributable Amount;
2) To the holders of the Class A-IO Certificates, the Unpaid Interest Shortfall Amount, if any;
3) Concurrently, to the holders of each class of Class A Certificates, the Monthly Interest Distributable Amount for each such class for such Distribution Date, on a pro rata basis;
4) Concurrently, to the holders of each class of Class A Certificates, the Unpaid Interest Shortfall Amount, if any, for each such class for such Distribution Date, on a pro rata basis;
5) To the holders of the Class M-1 Certificates, the Monthly Interest Distributable Amount for such class;
6) To the holders of the Class M-2 Certificates, the Monthly Interest Distributable Amount for such class; and
7) To the holders of the Class B Certificates, the Monthly Interest Distributable Amount for such class.

Principal Distributions

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of Class A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, until the Class Certificate Balances thereof are reduced to zero;
2) To the holders of the Class M-1 Certificates, until the Class Certificate Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Class Certificate Balance thereof has been reduced to zero; and
4) To the holders of the Class B Certificates, until the Class Certificate Balance thereof has been reduced to zero.

Principal Distributions (cont'd)

<u>On or after the Stepdown Date and on which a Trigger Event is not in effect</u>

1) To the holders of the Class A-1, A-2, A-3, A-4, and A-5 Certificates, sequentially, the Class A Principal Distribution Amount, until the related Class Certificate Balances are reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the related Class Certificate Balance has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the related Class Certificate Balance has been reduced to zero; and
4) To the holders of the Class B Certificates, the Class B Principal Distribution Amount until the related Class Certificate Balance has been reduced to zero.

Net Monthly Excess Cashflow

1) To the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class A Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class A Certificates;
3) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for the Class M-1 Certificates;
4) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
5) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for the Class M-2 Certificates;
6) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-2 Certificates;
7) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for the Class B Certificates;
8) To the holders of the Class B Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class B Certificates;
9) To the holders of the Class A Certificates, pro rata, any Net Rate Carryover Shortfalls;
10) To the holders of the Class M-1, Class M-2 and Class B Certificates, in that order, any Net Rate Carryover Shortfalls; and
11) To the holders of the Class C Certificates and Class R Certificates, as provided in the pooling and servicing agreement.

On each Distribution Date, the Trustee will withdraw from the distribution account all amounts representing prepayment penalties in respect of the mortgage loans received during the related prepayment period and will distribute these amounts to the holders of the Class P Certificates.

Class A Principal Distribution Amount:	For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 10.00% and (B) the Current Specified Overcollateralization Percentage.
Class M-1 Principal Distribution Amount:	For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such Distribution Date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 4.50% and (B) the Current Specified Overcollateralization Percentage.
Class M-2 Principal Distribution Amount:	For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such Distribution Date), (2) the Class Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 1.50% and (B) the Current Specified Overcollateralization Percentage.
Class B Principal Distribution Amount:	For any applicable Distribution Date, an amount equal to the excess (if any) of (x) the Class Certificate Balance of the Class B Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the Class Certificate Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such Distribution Date), (2) the Class Certificate Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the Class Certificate Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization Percentage.

Current Specified Overcollateralization Percentage:	For any Distribution Date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period.)
Realized Losses:	Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.
Allocation of Losses:	Any Realized Losses on the mortgage loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Certificates, fourth, to the Class M-2 Certificates, fifth, to the Class M-1 Certificates and, sixth, to the Class A Certificates on a *pro rata* basis.
	Once Realized Losses have been allocated to the Class B, Class M or Class A Certificates, such amounts with respect to such Certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to any class of Class B, Class M or Class A Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the aggregate Class Certificate Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in October 2005 and (y) the first Distribution Date for which the aggregate Class Certificate Balance of the Class A Certificates divided by the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) is less than or equal to 89.00%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date after the Stepdown Date, exists if either condition is met:

1) 60+ delinquencies exceed [2.25]% of the aggregate principal balance of the mortgage loans, from and including month 36 to month 60;

2) 60+ delinquencies exceed [3.25]% of the aggregate principal balance of the mortgage loans, on and after month 61; or

3) Cumulative losses exceed [10.00]% of the aggregate principal balance of the sum of (a) the class certificate balances of the Certificates, excluding the principal balance of the senior-most Certificate, and (b) the Overcollateralization Amount, on and after month 36.

Credit Enhancement:
- Subordination: Initially, 5.00% for the Class A Certificates; 2.25% for the Class M-1 Certificates and 0.75% for the Class M-2 Certificates.

- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread is expected to be available to build OC commencing on the April 2003 Distribution Date (i.e., six-month spread holiday). See *"Excess Spread (before Losses)"* on page 20 herein.

Overcollateralization Deficiency Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralization Release Amount:	For any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.
Overcollateralization Target Amount:	For any Distribution Date, $2,000,000.
Overcollateralized Amount:	For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Class Certificate Balance of the offered Certificates (other than the Class A-IO Certificates) and the Class P Certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).
Monthly Fees:	Servicing Fee Rate of 0.25% per annum, payable monthly; Trustee Fee of 0.009% per annum, payable monthly.
Optional Call:	At its option, the master servicer may purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.
Registration:	The Certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Federal Tax Aspects:	The Trust will be established as a REMIC for federal income tax purposes.
ERISA Considerations:	The Class A, Class M and Class B Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A and the Class M-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Prepayment Sensitivity Tables

Class A-1 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	10.02	1.88	1.40	1.14	1.00	0.86	0.78	0.71
Modified Duration (years)	8.82	1.82	1.36	1.11	0.98	0.84	0.76	0.70
First Principal Payment	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02	10/25/02
Last Principal Payment	9/25/19	4/25/06	4/25/05	9/25/04	6/25/04	2/25/04	12/25/03	11/25/03
Principal Lockout (months)	0	0	0	0	0	0	0	0
Principal Window (months)	204	43	31	24	21	17	15	14
Illustrative Yield @ Par (30/360)	1.99%	1.99%	1.99%	1.99%	1.99%	1.99%	1.99%	1.99%

Class A-2 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	19.19	4.68	3.30	2.57	2.19	1.81	1.58	1.42
Modified Duration (years)	12.96	4.17	3.03	2.39	2.05	1.71	1.51	1.35
First Principal Payment	9/25/19	4/25/06	4/25/05	9/25/04	6/25/04	2/25/04	12/25/03	11/25/03
Last Principal Payment	11/25/23	6/25/08	10/25/06	10/25/05	5/25/05	11/25/04	7/25/04	5/25/04
Principal Lockout (months)	203	42	30	23	20	16	14	13
Principal Window (months)	51	27	19	14	12	10	8	7
Illustrative Yield @ Par (30/360)	4.20%	4.15%	4.12%	4.10%	4.08%	4.05%	4.03%	4.01%

Class A-3 (to call/mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	24.33	8.88	6.22	4.76	3.99	3.19	2.71	2.34
Modified Duration (years)	13.73	6.95	5.19	4.12	3.52	2.88	2.48	2.16
First Principal Payment	11/25/23	6/25/08	10/25/06	10/25/05	5/25/05	11/25/04	7/25/04	5/25/04
Last Principal Payment	10/25/29	8/25/15	10/25/11	8/25/09	7/25/08	4/25/07	8/25/06	2/25/06
Principal Lockout (months)	253	68	48	36	31	25	21	19
Principal Window (months)	72	87	61	47	39	30	26	22
Illustrative Yield @ Par (30/360)	5.07%	5.04%	5.03%	5.01%	5.00%	4.98%	4.96%	4.94%

Class A-4 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	27.98	15.38	10.99	8.39	7.00	5.56	4.71	4.07
Modified Duration (years)	13.27	9.79	7.84	6.42	5.57	4.61	4.00	3.52
First Principal Payment	10/25/29	8/25/15	10/25/11	8/25/09	7/25/08	4/25/07	8/25/06	2/25/06
Last Principal Payment	6/25/31	10/25/20	11/25/15	10/25/12	2/25/11	5/25/09	4/25/08	7/25/07
Principal Lockout (months)	324	154	108	82	69	54	46	40
Principal Window (months)	21	63	50	39	32	26	21	18
Illustrative Yield @ Par (30/360)	6.04%	6.02%	6.01%	6.00%	5.99%	5.98%	5.97%	5.95%

Prepayment Sensitivity Tables

Class A-4 (to mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	27.98	15.38	10.99	8.39	7.00	5.56	4.72	4.07
Modified Duration (years)	13.27	9.79	7.84	6.42	5.57	4.61	4.00	3.52
First Principal Payment	10/25/29	8/25/15	10/25/11	8/25/09	7/25/08	4/25/07	8/25/06	2/25/06
Last Principal Payment	6/25/31	1/25/21	1/25/16	11/25/12	3/25/11	6/25/09	5/25/08	8/25/07
Principal Lockout (months)	324	154	108	82	69	54	46	40
Principal Window (months)	21	66	52	40	33	27	22	19
Illustrative Yield @ Par (30/360)	6.04%	6.02%	6.01%	6.00%	5.99%	5.98%	5.97%	5.95%

Class A-5 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	28.77	18.11	13.19	10.11	8.44	6.69	5.61	4.86
Modified Duration (years)	13.07	10.60	8.77	7.31	6.40	5.33	4.61	4.08
First Principal Payment	6/25/31	10/25/20	11/25/15	10/25/12	2/25/11	5/25/09	4/25/08	7/25/07
Last Principal Payment	6/25/31	10/25/20	11/25/15	10/25/12	2/25/11	5/25/09	4/25/08	7/25/07
Principal Lockout (months)	344	216	157	120	100	79	66	57
Principal Window (months)	1	1	1	1	1	1	1	1
Illustrative Yield @ Par (30/360)	6.28%	6.27%	6.26%	6.25%	6.25%	6.23%	6.22%	6.21%

Class A-5 (to mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	29.41	22.44	17.28	13.47	11.29	8.95	7.56	6.49
Modified Duration (years)	13.18	11.76	10.24	8.81	7.83	6.63	5.83	5.17
First Principal Payment	6/25/31	1/25/21	1/25/16	11/25/12	3/25/11	6/25/09	5/25/08	8/25/07
Last Principal Payment	9/25/32	4/25/31	1/25/28	8/25/23	7/25/20	12/25/16	9/25/14	1/25/13
Principal Lockout (months)	359	342	303	250	213	170	143	123
Principal Window (months)	16	124	145	130	113	91	77	66
Illustrative Yield @ Par (30/360)	6.28%	6.33%	6.34%	6.35%	6.35%	6.35%	6.35%	6.34%

Class A-IO (to call)

CPR:	58%	59%	60%	61%	62%	63%	64%
Illustrative Yield @ 4.005047%	4.00%	4.00%	4.00%	4.00%	2.45%	0.83%	-0.88%

Prepayment Sensitivity Tables

Class M-1 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	26.22	12.35	8.80	6.73	**5.64**	4.60	4.06	3.74
Modified Duration (years)	13.62	8.56	6.68	5.41	**4.67**	3.93	3.54	3.30
First Principal Payment	7/25/24	12/25/08	1/25/07	1/25/06	**10/25/05**	10/25/05	10/25/05	11/25/05
Last Principal Payment	6/25/31	10/25/20	11/25/15	10/25/12	**2/25/11**	5/25/09	4/25/08	7/25/07
Principal Lockout (months)	261	74	51	39	**36**	36	36	37
Principal Window (months)	84	143	107	82	**65**	44	31	21
Illustrative Yield @ Par (30/360)	5.50%	5.48%	5.47%	5.46%	**5.44%**	5.43%	5.42%	5.41%

Class M-1 (to mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	26.35	13.26	9.68	7.46	**6.26**	5.09	4.49	4.10
Modified Duration (years)	13.65	8.85	7.04	5.77	**5.01**	4.24	3.83	3.55
First Principal Payment	7/25/24	12/25/08	1/25/07	1/25/06	**10/25/05**	10/25/05	10/25/05	11/25/05
Last Principal Payment	9/25/32	5/25/31	3/25/28	10/25/23	**9/25/20**	2/25/17	11/25/14	2/25/13
Principal Lockout (months)	261	74	51	39	**36**	36	36	37
Principal Window (months)	99	270	255	214	**180**	137	110	88
Illustrative Yield @ Par (30/360)	5.50%	5.50%	5.50%	5.49%	**5.48%**	5.47%	5.46%	5.46%

Class M-2 (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	26.22	12.35	8.80	6.73	**5.64**	4.59	4.04	3.68
Modified Duration (years)	13.08	8.36	6.56	5.33	**4.61**	3.89	3.49	3.22
First Principal Payment	7/25/24	12/25/08	1/25/07	1/25/06	**10/25/05**	10/25/05	10/25/05	10/25/05
Last Principal Payment	6/25/31	10/25/20	11/25/15	10/25/12	**2/25/11**	5/25/09	4/25/08	7/25/07
Principal Lockout (months)	261	74	51	39	**36**	36	36	36
Principal Window (months)	84	143	107	82	**65**	44	31	22
Illustrative Yield @ Par (30/360)	5.89%	5.88%	5.86%	5.85%	**5.84%**	5.82%	5.81%	5.80%

Class M-2 (to mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	26.35	13.26	9.68	7.46	**6.26**	5.09	4.47	4.04
Modified Duration (years)	13.11	8.63	6.90	5.67	**4.94**	4.19	3.76	3.47
First Principal Payment	7/25/24	12/25/08	1/25/07	1/25/06	**10/25/05**	10/25/05	10/25/05	10/25/05
Last Principal Payment	9/25/32	6/25/31	4/25/28	12/25/23	**10/25/20**	3/25/17	12/25/14	3/25/13
Principal Lockout (months)	261	74	51	39	**36**	36	36	36
Principal Window (months)	99	271	256	216	**181**	138	111	90
Illustrative Yield @ Par (30/360)	5.89%	5.89%	5.89%	5.88%	**5.88%**	5.86%	5.86%	5.85%

Prepayment Sensitivity Tables

Class B (to call)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	26.22	12.35	8.80	6.73	5.64	4.59	4.04	3.68
Modified Duration (years)	12.63	8.19	6.45	5.26	4.56	3.85	3.46	3.19
First Principal Payment	7/25/24	12/25/08	1/25/07	1/25/06	10/25/05	10/25/05	10/25/05	10/25/05
Last Principal Payment	6/25/31	10/25/20	11/25/15	10/25/12	2/25/11	5/25/09	4/25/08	7/25/07
Principal Lockout (months)	261	74	51	39	36	36	36	36
Principal Window (months)	84	143	107	82	65	44	31	22
Illustrative Yield @ Par (30/360)	6.25%	6.23%	6.22%	6.20%	6.19%	6.17%	6.16%	6.15%

Class B (to mty)

% of Prepayment Pricing Speed Assumption:	0%	50%	75%	100%	120%	150%	175%	200%
Average Life (years)	26.35	13.26	9.68	7.46	6.26	5.09	4.47	4.04
Modified Duration (years)	12.65	8.43	6.77	5.59	4.88	4.14	3.73	3.43
First Principal Payment	7/25/24	12/25/08	1/25/07	1/25/06	10/25/05	10/25/05	10/25/05	10/25/05
Last Principal Payment	9/25/32	6/25/31	5/25/28	12/25/23	11/25/20	3/25/17	12/25/14	3/25/13
Principal Lockout (months)	261	74	51	39	36	36	36	36
Principal Window (months)	99	271	257	216	182	138	111	90
Illustrative Yield @ Par (30/360)	6.25%	6.25%	6.24%	6.24%	6.23%	6.22%	6.21%	6.20%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Statistical Calculation Date	8/1/02
Pool Principal Balance	$253,363,914.14
Average Principal Balance	$261,740
Range of Principal Balance	$27,000 - $3,000,000
WA Gross WAC	7.089%
Range of Gross WAC	5.625% - 8.750%
WAM (mos)	359
WA Age (mos)	0
WA Original Term (mos)	359
Balloon / Fully Amortizing	0.00% / 100.00%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	727
620 to 639	3.46%
640 to 659	6.93%
660 to 679	7.92%
680 to 699	10.58%
700 to 719	13.03%
720 to 739	13.57%
740 to 759	15.19%
760 to 779	14.41%
780 to 799	11.99%
800 and above	2.72%
Not Available	0.19%
Original LTV	
Weighted Average	66.42%
Less than 40.01%	6.56%
40.01% to 50.00%	9.17%
50.01% to 60.00%	14.78%
60.01% to 70.00%	24.83%
70.01% to 80.00%	37.82%
80.01% to 90.00%	4.75%
90.01% to 100.00%	2.08%
% with LTVs > 80%	6.83%
% with LTVs > 80% with MI	97.34%
Insurance	
Conventional MI	13.97%
Non-MI	86.03%

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information (the "Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

Page 17

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Property Type	
Single Family	69.56%
PUD	10.05%
Two Family	8.55%
Condominium (Low-rise)	4.43%
Three Family	2.85%
Four Family	2.80%
Condominium (High-rise)	0.82%
Townhouse	0.70%
Manufactured Housing	0.24%
Occupancy Status	
Owner Occupied	79.42%
Non-Owner Occupied	18.66%
Second Home	1.93%
Documentation	
Full Documentation	33.27%
Reduced Documentation	30.48%
No Ratio	19.66%
No Documentation	16.59%
Loan Purpose	
Cash-Out Refinance	37.76%
Purchase Money	32.66%
Refinance	29.58%
Geographic Concentration (> 5% of Total)	
California	52.52%
Northern CA	17.04%
Southern CA	35.48%
New York	16.54%
New Jersey	5.30%

Class A-1 Available Funds Cap

Month	1-MONTH LIBOR = 1.805% (%)	1-MONTH LIBOR = 15.00% (%)
1	6.50	15.20
2	6.50	15.20
3	6.49	15.19
4	6.49	15.19
5	6.49	15.19
6	6.48	15.18
7	6.48	15.18
8	6.47	15.17
9	6.47	15.17
10	6.46	15.16
11	6.45	15.15
12	6.44	15.14
13	6.57	15.27
14	6.56	15.26
15	6.55	15.25
16	6.55	15.25
17	6.54	15.24
18	6.54	15.24
19	6.62	15.32
20	6.61	15.31
21	6.61	15.31

* Selected Assumptions:
1) Pricing Speed: 120% PPC
2) Forward LIBOR as of 8/20/02

Excess Spread (before Losses)
for the first 36 Distribution Dates

MONTH	1-MONTH LIBOR = 1.805% (%)	1-MONTH LIBOR = FORWARD (%)
1	2.18	2.18
2	2.31	2.32
3	2.31	2.33
4	2.27	2.30
5	2.24	2.27
6	2.26	2.29
7	2.17	2.19
8	2.15	2.16
9	2.09	2.07
10	2.06	2.02
11	1.98	1.92
12	1.92	1.83
13	2.00	1.89
14	1.92	1.80
15	1.86	1.74
16	1.78	1.65
17	1.70	1.59
18	1.64	1.55
19	1.64	1.56
20	1.57	1.52
21	1.49	1.47
22	1.44	1.44
23	1.41	1.41
24	1.38	1.38
25	1.41	1.41
26	1.39	1.39
27	1.36	1.36
28	1.32	1.32
29	1.29	1.29
30	1.26	1.26
31	1.42	1.42
32	1.39	1.39
33	1.38	1.38
34	1.37	1.37
35	1.36	1.36
36	1.35	1.35

* Selected Assumptions:
    1) Pricing Speed: 120% PPC
    2) Forward LIBOR as of 8/20/02